UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 7)*
DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number(s))
Nicholas Fell BW Maritime Pte. Ltd. Mapletree Business City, #18-01 10 Pasir Panjang Road Singapore 117438 Telephone: +65 (0) 6434 5818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
BW Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	20,457,995

	8.	Shared Voting Power:	0

	9.	Sole Dispositive Power:	20,457,995

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,457,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.7%

14.	Type of Reporting Person (See Instructions):
CO

[1]	This percentage is based on a total of 161,329,352 shares of Common Stock outstanding as of March 15, 2024, as reported in the Annual Report on Form 20-F filed by the Issuer on March 20, 2024.

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by BW Group Limited (“BWG”), pursuant to §240.13d-2(a) under the Act, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of DHT Holdings, Inc., a company incorporated in the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

This Amendment No. 7 amends and supplements the statement on the Schedule 13D originally filed by BWG with the Securities and Exchange Commission (the “SEC”) on April 3, 2017, and amended by Amendment No. 1, filed with the SEC on May 14, 2018, Amendment No. 2, filed with the SEC on February 26, 2019, Amendment No. 3, filed with the SEC on May 21, 2019, Amendment No. 4, filed with the SEC on November 22, 2019, Amendment No. 5, filed with the SEC on March 31, 2020, and Amendment No. 6 (“Amendment No. 6”), filed with the SEC on April 25, 2024 (collectively with this Amendment No. 7, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and supplemented as follows:

(a)	As of May 7, 2024, BWG may be deemed to beneficially own 20,457,995 shares of Common Stock, representing approximately 12.7% of the outstanding shares of Common Stock.

The foregoing beneficial ownership percentage is based on a total of 161,329,352 shares of Common Stock outstanding as of March 15, 2024, as reported in the Annual Report on Form 20-F filed by the Issuer on March 20, 2024.

(b)	BWG has sole voting power and sole dispositive power over 20,457,995 shares of Common Stock.

(c)	The below chart reflects the transactions in Common Stock effected by BWG from the date of the filing of Amendment No. 6 to the date hereof. All of the shares of Common Stock were sold in open market transactions through a broker.

Trade date	No. of Shares Sold	Average Price(1)	Transaction Price Range
25-Apr-24	(200,000)	$11.3801	$11.35 to $11.48
26-Apr-24	(200,000)	$11.4870	$11.42 to $11.57
29-Apr-24	(129,861)	$11.5080	$11.50 to $11.55
30-Apr-24	(875)	$11.5000	$11.50 to $11.50
03-May-24	(2,800,431)	$11.6000	$11.60 to $11.735
06-May-24	(180,307)	$11.7069	$11.70 to $11.79

(1)	Reflects the weighted average sale price per share of Common Stock sold in multiple transactions. BWG undertakes to provide the SEC staff, upon request, all information regarding the number of shares sold at each separate price within the ranges set forth above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2024

BW Group Limited

By:	/s/ Nicholas John Oxleigh Fell
Name:	Nicholas John Oxleigh Fell
Title:	Authorized Signatory

4